Exhibit 99.7

MINISTRY OF FINANCE

2024–25 First Quarter Finances	August 2024

Contents		The First Quarter Finances report contains information about Ontario’s 2024–25 fiscal outlook primarily as of June 30, 2024.
Introduction	2
A. Ontario’s 2024–25 Fiscal Outlook	3
B. Ontario’s Recent Economic Performance and Outlook	5
C. Details of Ontario’s Finances	8
D. Ontario’s 2024–25 Borrowing Program	14

Highlights

•

Ontario’s real gross domestic product (GDP) increased by 0.7 per cent in the first calendar quarter of 2024, after remaining unchanged in the fourth quarter of 2023. Real GDP growth in the first quarter was supported by higher exports and household spending.

•	Since the 2024 Ontario Budget, expectations by private-sector forecasters for GDP growth have improved slightly for 2024, reflecting better-than-expected economic performance so far this year.

•

Private-sector expectations for real GDP growth have declined modestly in 2025 since the 2024 Ontario Budget. Elevated interest rates and continued economic and geopolitical uncertainty remain key downside risks for the economic outlook.

•	As of the 2024–25 First Quarter Finances, the province’s 2024–25 deficit is projected to be $9.8 billion — unchanged from the outlook published in the 2024 Ontario Budget.

•	Revenues in 2024–25 are projected to be $205.7 billion, unchanged from the forecast in the 2024 Ontario Budget.

•

Program expense in 2024–25 is projected to be $200.6 billion, unchanged from the outlook presented in the 2024 Ontario Budget. New commitments announced since the release of the 2024 Ontario Budget have been accommodated within the fiscal plan.

Introduction

Ontario’s real GDP growth has exceeded private-sector expectations thus far in 2024. Inflation has continued to moderate and is now closer to the Bank of Canada’s 2 per cent target, allowing the Bank to begin lowering policy interest rates. However, despite the recent easing, interest rates remain at high levels and are likely to continue weighing on economic growth for the rest of this year and into 2025. Reflecting these ongoing risks, private-sector growth expectations for Ontario’s real GDP growth in 2024 have increased only slightly since the 2024 Ontario Budget.

Despite the resiliency of Ontario’s economy so far in 2024, the province is not immune to any potential economic slowdown, which is why the government will continue with a responsible approach to public finances through these uncertain times.

Regular fiscal and economic updates help maintain investor and market confidence in the state of the province’s finances. Since the release of the 2024 Ontario Budget, Morningstar DBRS has upgraded Ontario’s credit rating, the first upgrade Ontario has received since 2006. Standard & Poor’s and Moody’s have both maintained the Positive Outlook on Ontario’s credit rating and confirmed the rating. Fitch has also confirmed Ontario’s credit rating.

With challenging economic circumstances and other conditions outside the province’s control, the government will continue to invest in key public services and maintain a path to balance by 2026–27, while not raising taxes or fees.

Since the release of the 2024 Ontario Budget, the government has continued to manage the province’s public finances responsibly, with new commitments funded from within the current fiscal plan. The upcoming 2024 Ontario Economic Outlook and Fiscal Review will present a comprehensive multi-year fiscal outlook with updates on recently announced investments and policy measures.

Section A: Ontario’s 2024–25 Fiscal Outlook

The province’s 2024–25 deficit is projected to be unchanged from the outlook of $9.8 billion published in the 2024 Ontario Budget.

Revenues in 2024–25 are projected to be $205.7 billion, unchanged from the forecast in the 2024 Ontario Budget.

Program expense in 2024–25 is projected to be $200.6 billion, unchanged from the 2024 Ontario Budget.

Interest on debt expense in 2024–25 is projected to remain unchanged from the $13.9 billion forecast in the 2024 Ontario Budget.

The net debt-to-GDP ratio is projected to be 39.1 per cent in 2024–25, 0.1 percentage point lower than the 39.2 per cent forecast in the 2024 Ontario Budget.

The 2024 Ontario Budget included a $1.0 billion reserve in 2024–25, to protect the fiscal outlook against any unforeseen changes in the province’s revenue and expense forecasts. The $1.0 billion reserve has been maintained as part of the current fiscal outlook. The reserve provides additional prudence in the government’s fiscal framework and is distinct from the Contingency Fund that sets aside dedicated funding to be allocated in response to emerging needs.

Table 1

2024–25 In-Year Fiscal Performance

($ Millions)

	2024 Budget	Current Outlook	In-Year Change

Revenue	205,690	205,690	–

Expense

Programs	200,583	200,583	–

Interest on Debt	13,913	13,913	–

Total Expense	214,496	214,496	–

Surplus/(Deficit) Before Reserve	(8,806)	(8,806)	–

Reserve	1,000	1,000	–

Surplus/(Deficit)	(9,806)	(9,806)	–

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2024.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Revenue

The 2024–25 revenue outlook is projected to be $205.7 billion, unchanged from the forecast in the 2024 Ontario Budget.

The revenue outlined above is based on information available at the end of the first quarter of 2024–25. There are further upside and downside risks that could materially affect the revenue outlook. These include changes to the economic growth outlook, new information on tax assessments based on 2023 and prior-year tax return filings received throughout the summer, and collections. The government will monitor these economic and revenue developments, and will provide further details in future fiscal updates as new information becomes available.

Expense

Total expense is projected to be $214.5 billion, unchanged from the 2024 Ontario Budget projection. New commitments announced since the release of the 2024 Ontario Budget are funded through the existing fiscal plan.

Program Expense Update

The 2024–25 total program expense outlook, at $200.6 billion, is on track with the projection in the 2024 Ontario Budget. The government continues to manage spending within the fiscal plan.

Interest on Debt Expense Update

Interest on debt expense is projected to be $13.9 billion, unchanged from the forecast in the 2024 Ontario Budget. Ontario’s cost of borrowing remains at 4.0 per cent, as forecast in the 2024 Ontario Budget.

Fiscal Prudence

The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen changes in the province’s revenue and expense, including those resulting from Ontario’s economic performance. The 2024 Ontario Budget included a reserve of $1.0 billion in 2024–25, which has been maintained as part of the current fiscal outlook. In addition, the Contingency Fund is maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised, or unforeseen events which may otherwise adversely affect Ontario’s fiscal performance. The current balance of the Contingency Fund is $1.5 billion for 2024–25.

Section B:	Ontario’s Recent Economic Performance and Outlook

Recent Economic Performance

In the first calendar quarter of 2024, Ontario’s real gross domestic product (GDP) increased by 0.7 per cent, after remaining unchanged in the fourth quarter of 2023. Real GDP growth in the first quarter was supported by higher exports and household spending.

Ontario’s Consumer Price Index (CPI) increased 2.9 per cent in the second calendar quarter of 2024, compared to a year earlier, following a 2.6 per cent increase in the first quarter of 2024. Ontario employment increased by 140,900 jobs over the first six months of 2024, following a strong increase in 2023. The unemployment rate increased to 6.8 per cent in the second calendar quarter of 2024, up from 6.5 per cent in the first quarter. The rise in the unemployment rate reflects, in part, the continued expansion of the labour force.

Chart 1
Ontario Labour Market

Employment
(Thousands)
Unemployment Rate
(Per Cent)
Employment (Left Axis)
Unemployment Rate (Right Axis)
2024 Q2
Unemployment Rate: 6.8%
8,200
8,000
7,800
7,600
7,400
7,200
7,000
6,800
6,600
6,400
6,200
6,000
5,800
5,600
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
2019q1
2019q2
2019q3
2019q4
2020q1
2020q2
2020q3
2020q4
2021q1
2021q2
2021q3
2021q4
2022q1
2022q2
2022q3
2022q4
2023q1
2023q2
2023q3
2023q4
2024q1
2024q2

Source: Statistics Canada.

Economic Outlook

Global economic growth has continued, despite central banks in many jurisdictions maintaining high interest rates. The International Monetary Fund projects global real GDP to rise by 3.2 per cent in 2024 and 3.3 per cent in 2025, compared to the projected increases of 3.1 per cent in 2024 and 3.2 per cent in 2025 at the time of the 2024 Ontario Budget.

In the U.S., forecasters anticipate real GDP to increase 2.3 per cent in 2024 and 1.8 per cent in 2025, which are both above the growth projections at the time of the 2024 Ontario Budget, according to the Blue Chip Economic Indicators July survey.

Since the release of the 2024 Ontario Budget, Ontario’s real GDP growth expectations from private-sector forecasters have been revised slightly higher for 2024, reflecting stronger-than-expected economic activity so far this year. Private-sector forecasters, on average, project Ontario’s real GDP to rise by 0.8 per cent in 2024, up from the projected 0.4 per cent increase at the time of the 2024 Ontario Budget. The private-sector average forecast for 2025 has been revised down to 1.8 per cent from 2.0 per cent at the time of the 2024 Ontario Budget.

The private-sector average forecast for Ontario nominal GDP growth for 2024 is 3.4 per cent, above the average increase of 2.8 per cent at the time of the 2024 Ontario Budget. The private-sector average forecast for 2025 is unchanged at 4.0 per cent.

Chart 2

Ontario GDP Growth

Private-Sector Average Forecast for Nominal GDP Growth
(Per Cent)
Real GDP
GDP Inflation
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2024
2025
2.8
0.4
3.4
0.8
4.0
2.0
4.0
1.8
January 2024
July 2024
January 2024
July 2024

Note: Nominal GDP growth is the sum of real GDP growth and GDP inflation.
Source: Ontario Ministry of Finance Survey of Forecasters (January 25, 2024 and July 11, 2024).

Inflation in most advanced economies has continued to ease, resulting in some key central banks beginning to lower their policy interest rates. Since June, the Bank of Canada has reduced its target for the overnight rate by a total of 50 basis points, to 4.5 per cent.

However, the future path of price inflation and interest rates continues to be a key risk to the economic outlook, both in Canada and globally. If interest rates remain higher than expected for a longer period, this would continue to negatively impact interest-rate-sensitive sectors such as housing, as well as consumer and business spending.

There are also risks that global conflicts could intensify, resulting in higher commodity prices and supply chain disruptions.

Section C: Details of Ontario’s Finances

Table 2

Revenue

($ Millions)

	2024–25
	2024 Budget	Current Outlook	In-Year Change
Taxation Revenue
Personal Income Tax	51,936	51,936	–
Sales Tax	38,832	38,832	–
Corporations Tax	24,915	24,915	–
Education Property Tax	5,831	5,831	–
Employer Health Tax	8,720	8,720	–
Ontario Health Premium	5,014	5,014	–
Gasoline Tax	1,953	1,953	–
Land Transfer Tax	3,881	3,881	–
Tobacco Tax	771	771	–
Fuel Tax	623	623	–
Beer, Wine and Spirits Taxes	576	576	–
Electricity Payments in Lieu of Taxes	536	536	–
Ontario Portion of the Federal Cannabis Excise Duty	379	379	–
Other Taxes	720	720	–
	144,687	144,687	–
Government of Canada
Canada Health Transfer	20,256	20,256	–
Canada Social Transfer	6,576	6,576	–
Equalization	576	576	–
Infrastructure Programs	1,185	1,185	–
Labour Market Programs	904	904	–
Social Housing Agreement	174	174	–
Other Federal Payments	6,098	6,098	–
Direct Transfers to Broader Public-Sector Organizations	482	482	–
	36,252	36,252	–
Income from Government Business Enterprises
Liquor Control Board of Ontario	2,450	2,450	–
Ontario Power Generation Inc./Hydro One Ltd.	1,314	1,314	–
Ontario Lottery and Gaming Corporation	2,623	2,623	–
Ontario Cannabis Store	225	225	–
iGaming Ontario	174	174	–
	6,786	6,786	–
continued...

Table 2 (continued)

Revenue

($ Millions)

	2024–25
	2024 Budget	Current Outlook	In-Year Change
Other Non-Tax Revenue
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	10,239	10,239	–
Vehicle and Driver Registration Fees	1,181	1,181	–
Miscellaneous Other Non-Tax Revenue	2,000	2,000	–
Other Fees and Licences	1,657	1,657	–
Sales and Rentals	1,546	1,546	–
Reimbursements	1,002	1,002	–
Royalties	295	295	–
Power Supply Contract Recoveries	44	44	–
Net Reduction of Power Purchase Contracts	–	–	–
	17,965	17,965	–
Total Revenue	205,690	205,690	–

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2024.

Source: Ontario Ministry of Finance.

Table 3

Total Expense1

($ Millions)

	2024–25
Ministry Expense	2024 Budget	Current Outlook	In-Year Change
Agriculture, Food and Rural Affairs (Base)	378.2	378.2	–
Demand-Driven Risk Management and Time-Limited Programs	477.5	477.5	–
Agriculture, Food and Rural Affairs (Total)	855.7	855.7	–
Attorney General (Base)	1,960.5	1,960.5	–
Bad Debt Expense	5.3	5.3	–
Attorney General (Total)	1,965.8	1,965.8	–
Board of Internal Economy (Total)	320.4	320.4	–
Children, Community and Social Services (Total)	19,925.7	19,925.7	–
Citizenship and Multiculturalism (Total)	70.7	70.7	–
Colleges and Universities (Base)	10,818.8	10,818.8	–
Student Financial Assistance	1,370.3	1,370.3	–
Colleges and Universities (Total)	12,189.1	12,189.1	–
Economic Development, Job Creation and Trade (Base)	193.0	193.0	–
Tax Credits for Business Investment and Research and Development[2]	550.9	550.9	–
Time-Limited Investments	1,935.6	1,935.6	–
Economic Development, Job Creation and Trade (Total)	2,679.5	2,679.5	–
Education (Base)	37,605.6	37,605.6	–
Teachers’ Pension Plan	1,700.0	1,700.0	–
Education (Total)	39,305.6	39,305.6	–
Energy (Base)	316.7	316.7	–
Electricity Cost-Relief Programs	7,336.1	7,336.1	–
Energy (Total)	7,652.9	7,652.9	–
Environment, Conservation and Parks (Total)	860.4	860.4	–
Executive Offices (Total)	66.8	66.8	–
Finance (Base)	969.3	969.3	–
Investment Management Corporation of Ontario[3]	312.7	312.7	–
Ontario Municipal Partnership Fund	501.9	501.9	–
Temporary and Other Local Assistance	41.0	41.0	–
Power Supply Contract Costs	43.7	43.7	–
Finance (Total)	1,868.6	1,868.6	–
Francophone Affairs (Base)	8.6	8.6	–
Time-Limited Investments	4.7	4.7	–
Francophone Affairs (Total)	13.3	13.3	–
Health (Total)[4]	75,636.4	75,636.4	–
Indigenous Affairs (Total)	137.0	137.0	–
Infrastructure (Base)	856.0	856.0	–
Federal–Provincial Infrastructure Programs	414.5	414.5	–
High-Speed Internet	1,376.9	1,376.9	–
Waterfront Toronto Revitalization (Port Lands Flood Protection)	30.2	30.2	–
Municipal Infrastructure Program Investments	672.1	672.1	–
Realty	1,340.8	1,340.8	–
Infrastructure (Total)	4,690.5	4,690.5	–
continued...

Table 3 (continued)

Total Expense1

($ Millions)

	2024–25
Ministry Expense	2024 Budget	Current Outlook	In-Year Change
Labour, Immigration, Training and Skills Development (Base)	256.1	256.1	–
Training Tax Credits (Co-operative Education and Apprenticeship Training)[5]	113.9	113.9	–
Demand-Driven Employment and Training Programs	1,268.3	1,268.3	–
Labour, Immigration, Training and Skills Development (Total)	1,638.3	1,638.3	–
Long-Term Care (Total)[6]	9,324.6	9,324.6	–
Mines (Total)	209.1	209.1	–
Municipal Affairs and Housing (Base)	785.0	785.0	–
Time-Limited Investments	1,099.4	1,099.4	–
Social Housing Agreement – Payments to Service Managers	168.8	168.8	–
Municipal Affairs and Housing (Total)	2,053.2	2,053.2	–
Natural Resources and Forestry (Base)	680.2	680.2	–
Emergency Forest Firefighting	135.0	135.0	–
Natural Resources and Forestry (Total)	815.1	815.1	–
Northern Development (Total)	762.3	762.3	–
Public and Business Service Delivery (Total)	743.0	743.0	–
Seniors and Accessibility (Base)	66.3	66.3	–
Seniors Tax Credit (Care at Home)	119.4	119.4	–
Seniors and Accessibility (Total)	185.6	185.6	–
Solicitor General (Total)	3,912.6	3,912.6	–
Tourism, Culture and Sport (Base)	870.2	870.2	–
Time-Limited Investments	50.0	50.0	–
Ontario Cultural Media Tax Credits	1,034.4	1,034.4	–
Tourism, Culture and Sport (Total)	1,954.7	1,954.7	–
Transportation (Base)	6,390.4	6,390.4	–
Federal–Provincial Infrastructure Programs	708.4	708.4	–
Transportation (Total)	7,098.7	7,098.7	–
Treasury Board Secretariat (Base)	918.1	918.1	–
Employee and Pensioner Benefits	1,223.5	1,223.5	–
Operating Contingency Fund	1,405.4	1,405.4	–
Capital Contingency Fund	100.0	100.0	–
Treasury Board Secretariat (Total)	3,647.0	3,647.0	–
Interest on Debt[7]	13,913.0	13,913.0	–
Total Expense	214,495.9	214,495.9	–
[1]

The ministry structures have been retained from the 2024 Ontario Budget. The new government structure, reflecting the announcement of the Executive Council on June 11, 2024, will be reflected in the 2025 Ontario Budget.

[2]

Includes the estimated cost of tax credit claims for the Regional Opportunities Investment Tax Credit, the Ontario Made Manufacturing Investment Tax Credit (OMMITC), the Ontario Innovation Tax Credit and the Ontario Business-Research Institute Tax Credit.

[3]	Based on the requirements of Public Sector Accounting Standards, the province consolidates the financial results of the Investment Management Corporation of Ontario.
[4]	Includes accounting adjustments tied primarily to grants provided for infrastructure projects and other related investments.
[5]	The Co-operative Education Tax Credit remains in effect. The Apprenticeship Training Tax Credit is eliminated for eligible apprenticeship programs that commenced on or after November 15, 2017.
[6]

The Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $5.2 billion in 2024–25.

[7]	Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $865 million in 2024–25.

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2024.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Table 4

Infrastructure Expenditures

($ Millions)

	2024–25 Current Outlook			2024 Budget	In-Year Change
Sector	Investment in Capital Assets[1,2]	Transfers and Other Infrastructure Expenditures[3]	Total Infrastructure Expenditures	Total Infrastructure Expenditures	Total Infrastructure Expenditures

Transportation

Transit	9,535	1,160	10,695	10,695	–

Provincial Highways	3,649	222	3,872	3,872	–

Other Transportation, Property and Planning	137	81	218	218	–

Health

Hospitals	3,545	37	3,582	3,582	–

Other Health	47	255	303	303	–

Education	3,127	223	3,350	3,350	–

Postsecondary Education

Colleges and Other	792	87	879	879	–

Universities	–	130	130	130	–

Social	26	949	975	975	–

Justice	860	48	908	908	–

Other Sectors[4]	1,089	3,219	4,307	4,307	–

Total Infrastructure Expenditures	22,808	6,412	29,220	29,220	–

Less: Other Partner Funding[5]	2,972	–	2,972	2,972	–

Total[6]	19,836	6,412	26,248	26,248	–
[1]	Includes $865 million in interest capitalized during construction.
[2]	Includes provincial investment in capital assets of $17.7 billion.
[3]	Includes transfers to municipalities, universities and non-consolidated agencies.
[4]	Includes high-speed internet infrastructure, government administration, natural resources and culture and tourism industries.
[5]	Other Partner Funding refers to third-party investments, primarily in hospitals, colleges and schools.
[6]	Includes Federal–Municipal contributions to provincial infrastructure investments.

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2024.

Source: Ontario Treasury Board Secretariat.

Table 5

Five-Year Review of Selected Financial and Economic Statistics

($ Millions)

			Actual	Interim[1]	Current Outlook
	2020–21	2021–22	2022–23	2023–24	2024–25
Revenue	164,970	185,128	192,887	204,336	205,690
Expense
Programs	168,964	170,520	186,361	194,470	200,583
Interest on Debt[2]	12,296	12,583	12,389	12,843	13,913
Total Expense	181,260	183,103	198,750	207,313	214,496
Reserve	–	–	–	–	1,000
Surplus/(Deficit)	(16,290)	2,025	(5,863)	(2,977)	(9,806)
Net Debt	372,501	382,842	400,484	414,814	439,056
Accumulated Deficit	238,231	238,160	246,804	249,781	259,587
Gross Domestic Product (GDP) at Market Prices	874,354	960,226	1,048,258	1,093,466	1,122,989
Primary Household Income	592,514	642,859	695,228	741,401	771,057
Population — July (000s)[3]	14,762	14,842	15,145	15,608	16,021
Net Debt Per Capita (dollars)	25,234	25,794	26,443	26,576	27,405
Household Income Per Capita (dollars)	40,138	43,312	45,905	47,500	48,128
Net Debt as a Per Cent of Revenue	225.8%	206.8%	207.6%	203.0%	213.5%
Interest on Debt as a Per Cent of Revenue	7.5%	6.8%	6.4%	6.3%	6.8%
Net Debt as a Per Cent of GDP	42.6%	39.9%	38.2%	37.9%	39.1%
Accumulated Deficit as a Per Cent of GDP	27.2%	24.8%	23.5%	22.8%	23.1%
[1]	Interim represents the 2024 Ontario Budget projection for the 2023–24 fiscal year, updated for the latest available information for GDP, household income and population.
[2]

Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $230 million in 2020–21, $321 million in 2021–22, $694 million in 2022–23, $573 million in 2023–24, and $865 million in 2024–25.

[3]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2023–24, the population on July 1, 2023 is shown).

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2024.

Sources: Statistics Canada, Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Section D: Ontario’s 2024–25 Borrowing Program

Table 6

Ontario’s 2024–25 Borrowing Program

($ Billions)

	2024–25
	2024 Budget	Current Outlook	Change from 2024 Budget
Deficit/(Surplus)	9.8	9.8	–
Investment in Capital Assets	17.7	17.7	–
Non-Cash and Cash Timing Adjustments	(11.0)	(11.0)	–
Net Loans and Investments	(0.3)	(0.3)	–
Debt Maturities and Redemptions	28.0	28.0	–
Total Funding Requirement	44.2	44.2	–
Decrease/(Increase) in Short-Term Borrowing	(5.0)	(5.0)	–
Increase/(Decrease) in Year-End Cash and Cash Equivalents[1]	(1.0)	(1.7)	(0.7)
Total Long-Term Public Borrowing	38.2	37.5	(0.7)
[1]	Starting in 2024–25, pre-borrowing will be reflected as part of the increase in year-end cash and cash equivalents.

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Ontario’s current funding requirements and short-term borrowing for 2024–25 are projected to remain unchanged from the forecast in the 2024 Ontario Budget. The province’s long-term borrowing program for 2024–25 is now forecast to be $37.5 billion.

As of August 7, 2024, Ontario had completed $22.3 billion or 60 per cent of its $37.5 billion 2024–25 long-term borrowing program. Approximately $18.9 billion or 85 per cent was completed in Canadian dollars, with the remaining $3.4 billion or 15 per cent completed primarily in U.S. dollars and Australian dollars.

Green Bonds remain a core component of Ontario’s borrowing program and are an important tool to help finance public transit initiatives, extreme weather-resilient infrastructure, as well as energy efficiency and conservation projects. Ontario remains the largest issuer of Canadian dollar Green Bonds, totalling $19.25 billion issued since 2014–15, with $17.2 billion outstanding.

On June 17, 2024, the province of Ontario issued its sixteenth Green Bond, the first offering of the current fiscal year and the second under the province’s new Sustainable Bond Framework. Four projects were selected as eligible to receive funding from this issue, with the initiatives supporting clean transportation.

Ontario plans to continue its leadership in the Canadian dollar Green Bond market and, subject to market conditions, will issue multiple Green Bonds each fiscal year, including in 2024–25.

Ontario’s cost of borrowing for 2024–25 remains at 4.0 per cent, as long-term rates have remained within the range forecasted in the 2024 Ontario Budget through the first quarter. The province will continue to monitor movements in interest rates and provide regular updates on interest on debt expense in future fiscal updates.

2024–25 Long-Term Borrowing

Table 7

2024–25 Long-Term Borrowing

($ Billions)

Canadian Dollar Issues	18.9
Foreign Currency Issues	3.4
Total	22.3

Notes: Numbers may not add due to rounding. As of August 7, 2024.

Source: Ontario Financing Authority.

Ministry of Finance	www.ontario.ca/finance

For general inquiries regarding the 2024–25 First Quarter Finances, please call or email:

Toll-free English and French inquiries:	1-800-337-7222
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Email:	FinanceCommunications.fin@ontario.ca

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